UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 29, 2017

PHARMATHENE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32587	20-2726770
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
One Park Place, Suite 450 Annapolis, Maryland		21401
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number including area code: (410) 269-2600

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

On January 18, 2017, PharmAthene, Inc., a Delaware corporation (“PharmAthene”), entered into an agreement and plan of merger and reorganization (the “Merger Agreement”), pursuant to which its wholly-owned subsidiary, Mustang Merger Sub, Inc., will be merged with and into Altimmune, Inc., a Delaware corporation (“Altimmune”), with Altimmune as the surviving subsidiary (“Merger 1”), and immediately thereafter, Altimmune will be merged with and into Mustang Merger Sub LLC, with Mustang Merger Sub LLC as the surviving entity in such merger (“Merger 2”, and together with Merger 1, the “Mergers”).

On March 29, 2017, PharmAthene, Altimmune and the other parties to the Merger entered into Amendment No. 1 to the Merger Agreement (the “Amendment”), pursuant to which (i) PharmAthene and Altimmune agreed that the certificate of incorporation of PharmAthene after the effective time of the Mergers shall be the certificate of incorporation of PharmAthene immediately prior to the effective time of the Mergers and that at that time PharmAthene will file an amendment to its certificate of incorporation to change its name to “Altimmune, Inc.” and (ii) PharmAthene and Altimmune agreed to amend and restate the Bylaws of PharmAthene immediately after the effective time of the Mergers to be in the form of Exhibit A to the Amendment (which amends and restates Exhibit C to the Merger Agreement).

Other than as expressly modified pursuant to the Amendment, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by PharmAthene on January 19, 2017, remains in full force and effect as originally executed on January 18, 2017. The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

No.	Description

2.1	Amendment No 1. to Agreement and Plan of Merger dated as of March 29, 2017, by and among PharmAthene, Inc., Mustang Merger Sub, Inc., Mustang Merger Sub LLC, Altimmune, Inc. and Shareholder Representative Services LLC, as representative of Altimmune Securityholders

Important Additional Information about the Proposed Merger Transaction

In connection with a proposed merger transaction involving Altimmune, Inc. and PharmAthene, Inc., PharmAthene has filed a registration statement on Form S-4 (File No. 333-215891) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus/consent solicitation and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The information in the preliminary proxy statement/prospectus/consent solicitation is not complete and may be changed. The final proxy statement/prospectus/consent solicitation will be sent to the stockholders of PharmAthene and Altimmune in connection with the special meeting of stockholders to be held to vote on matters relating to the proposed transaction. The final proxy statement/prospectus/consent solicitation will contain information about PharmAthene, Altimmune, the proposed merger transaction, and related matters. STOCKHOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement/prospectus/consent solicitation and proxy card by mail, stockholders will also be able to obtain the proxy statement/prospectus/consent solicitation, as well as other filings containing information about PharmAthene, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: PharmAthene, Inc., One Park Place, Suite 450, Annapolis, Maryland 21401, Attention: Investor Relations.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the merger transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

PharmAthene and its executive officers and directors may be deemed to be participants in the solicitation of proxies from PharmAthene’s stockholders with respect to the matters relating to the proposed merger transaction. Altimmune and its officers and directors may also be deemed participants in such solicitation. Information regarding PharmAthene’s executive officers and directors is available in PharmAthene’s Annual Report on Form 10-K filed with the SEC on March 14, 2017. Information regarding any interest that PharmAthene, Altimmune or any of the executive officers or directors of PharmAthene or Altimmune may have in the transaction with Altimmune is set forth in the preliminary proxy statement/prospectus/ consent solicitation, and will also be set forth in the final proxy statement/prospectus/consent solicitation that PharmAthene intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed merger transaction. Stockholders can obtain this information by reading the proxy statement/prospectus/consent solicitation filed with the SEC.

Forward-Looking Statements

Except for the historical information presented herein, matters discussed may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “will”; “potential”; “believe”; “anticipate”; “intend”; “plan”; “expect”; “estimate”; “could”; “may”; “should”; or similar statements are forward-looking statements. Such statements include, but are not limited to those referring to the potential for growth and the expected completion and outcome of the merger transaction and the transactions contemplated by the Merger Agreement and related agreements. PharmAthene disclaims any intent or obligation to update these forward-looking statements. Risks and uncertainties include, among others, failure to obtain necessary stockholder approval for the proposed merger transaction with Altimmune and the matters related thereto; failure of either party to meet the conditions to closing of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of PharmAthene and Altimmune may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption during the pendency of and following the transaction, including adverse effects on employee retention and on business relationships with third parties; the combined company’s need for and ability to obtain additional financing; risk associated with the reliability of the results of the studies relating to human safety and possible adverse effects resulting from the administration of the combined company’s product candidates; unexpected funding delays and/or reductions or elimination of U.S. government funding for one or more of the combined company’s development programs; the award of government contracts to competitors; unforeseen safety issues; unexpected determinations that these product candidates prove not to be effective and/or capable of being marketed as products; as well as risks detailed from time to time in PharmAthene’s Form 10-K under the caption “Risk Factors” and in its other reports filed with the SEC. Copies of PharmAthene’s public disclosure filings are available from its investor relations department and its website under the investor relations tab at http://www.pharmathene.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHARMATHENE, INC.

By:	/s/ Philip MacNeill
	Name:	Philip MacNeill
	Title:	Chief Financial Officer

Dated March 29, 2017